Form N-SAR

Sub Item 77I(b)
Terms of new or amended securities
333-33978, 811-09885

On November 28, 2005, the Janus Adviser Series ("the Trust") issued a new class of shares (Class I Shares) in all series except Janus Adviser Money Market Fund of the Trust. Class I Shares of each Fund are sold without a sales charge and do not have a Distribution and Shareholder Servicing Plan pursuant to Rule 12b-1 or an administrative services fee. Class I Shares are offered through financial intermediaries (including, but not limited to, broker-dealers, retirement plans, bank trust departments, and financial advisers) who do not require payment from the Funds or its service providers for the provision of distribution, administrative or shareholder retention services, except for networking and/or omnibus account fees. Class I Shares are also offered to certain institutional investors (including, but not limited to, corporations, retirement plans, public plans, and foundations/endowments).